

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Steven Keller
Chief Financial Officer
Rush Enterprises, Inc.
555 IH 35 South
New Braunfels, TX 78130

> **Re: Rush Enterprises, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 000-20797**

Dear Steven Keller:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services